Prospectus Supplement No. 14	Filed Pursuant to Rule 424(b)(7)
To Prospectus Dated October 6, 2006	Registration No. 333-137894

CORPORATE OFFICE PROPERTIES TRUST

COMMON SHARES OF BENEFICIAL INTEREST

This prospectus supplement no. 14 supplements and amends the prospectus dated October 6, 2006, as previously supplemented on November 22, 2006, December 18, 2006, January 17, 2007, February 26, 2007, April 5, 2007, July 19, 2007, August 14, 2007, September 25, 2007, October 24, 2007, December 5, 2007, February 1, 2008, March 6, 2008 and March 28, 2008 relating to the resale from time to time by certain selling shareholders of our common shares of beneficial interest that may be issued in exchange for or on redemption of our 3.50% Exchangeable Senior Notes Due 2026.

This prospectus supplement should be read in conjunction with and accompanied by the prospectus and is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The number of common shares issuable upon exchange of the notes shown in the table below assumes exchange of the full amount of notes held by each selling shareholder at the current conversion rate of 18.5583 common shares per $1,000 principal amount of notes.  This conversion price is subject to adjustment in certain events. Accordingly, the number of conversion shares may increase or decrease from time to time. Information concerning other selling shareholders will be set forth in prospectus supplements from time to time, if required. The number of common shares owned by the other selling shareholders or any future transferee from any such holder assumes that they do not beneficially own any common shares other than the common shares that we may issue to them in exchange for or on redemption of the notes.  All information regarding the number of common shares beneficially owned by the selling shareholder named in this prospectus supplement has been provided to us by the selling shareholder.

Percent of All
			Number of	Common
			Other Shares	Shares
			Beneficially	Beneficially	Beneficial Ownership
	Number of Shares		Owned and	Owned	After Resale of Shares
	Beneficially Owned and		Not Offered	Before	Number
Selling Shareholder	Offered Hereby(1)		Hereby	Resale(2)	of Shares	Percent

Highbridge International LLC	233,834	(3)	—	*	—	*

*	Indicates less than one percent (1%).
(1)

Represents the maximum number of common shares issuable in exchange for or on redemption of all of the selling shareholder’s notes, based on the current conversion rate applicable to the notes of 18.5583 common shares per $1,000 principal amount of notes. This conversion rate is, however, subject to adjustment. As a result, the number of our common shares issuable upon conversion of the notes may increase or decrease in the future.

(2)

Calculated based on 47,383,967 common shares outstanding as of January 31, 2008. In calculating this amount for the selling shareholder named in this prospectus supplement, we treated as outstanding the number of common shares in exchange for or on redemption of all of that selling shareholder’s notes, but we did not assume conversion of any other selling shareholder’s notes.

(3)	Includes 184,908 common shares registered for sale by this selling shareholder pursuant to previous prospectus supplements.

Investing in our common shares involves risks.  See “Risk Factors” beginning on page 5 of the prospectus and included in our periodic reports and other information that we file with the Securities and Exchange Commission before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 9, 2008